QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-107413

Prospectus Supplement to Prospectus dated August 11, 2003

AvalonBay Communities, Inc.

469,114 Shares of Common Stock

        This Prospectus Supplement supplements the information we provided in our August 11, 2003 Prospectus relating to 469,114 shares of our Common Stock that we have issued or may issue in the future when we redeem limited partnership ownership interests in Avalon DownREIT V, L.P. This Prospectus Supplement is not complete without the Prospectus, and we have not authorized anyone to deliver or use this Prospectus Supplement without the Prospectus.

        In this Prospectus Supplement, we use some capitalized terms that we defined in the Prospectus. You should read the Prospectus to understand those terms. Unless we indicate otherwise, the information in this Prospectus Supplement is as of November 22, 2004.

        As a result of the pledge of Units owned by a Selling Stockholders identified in the prospectus dated August 11, 2003, we are providing this Prospectus Supplement to update the table under the caption "Selling Stockholders." The following supplemental information is hereby added to footnote (5) of the table contained in such prospectus, referencing David J. Hubbard:

    Pursuant to a ISDA Master Agreement and Credit Support Annex (the "ISDA Agreement") by and between David J. Hubbard, as Trustee of the David J. Hubbard Trust dated August 27, 2001 ("Hubbard") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), 19,096 Limited Partnership Units and underlying shares of Common Stock that are subject to this prospectus have been pledged by Hubbard to MLPF&S as security for a loan or other extension of credit to Hubbard. Upon a default under the ISDA Agreement, MLPF&S, its parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may be a selling holder hereunder and upon the exchange of such Limited Partnership Units, may sell the applicable shares of Common Stock offered by this prospectus. In connection with the foregoing, Hubbard may enter into derivative transactions with MLPF&S and in connection with those derivative transactions, MLPF&S may sell shares covered by this prospectus, including in short sale transactions. If so, MLPF&S may use shares pledged by or borrowed from Hubbard or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from Hubbard in settlement of such derivatives to close out any related open borrowings of stock. Hubbard may enter into option or other transactions with MLPF&S that involve the delivery of the shares offered hereby to MLPF&S, who may then resell or otherwise transfer those shares using this prospectus. MLPF&S or other third party in such derivative or other transactions may be an underwriter.

        The date of this Prospectus Supplement is November 22, 2004.

QuickLinks

Prospectus Supplement to Prospectus dated August 11, 2003 AvalonBay Communities, Inc. 469,114 Shares of Common Stock